Exhibit 99.1

Aptose Biosciences Appoints Dr. Bradley Thompson to the Audit Committee

SAN DIEGO and TORONTO, Jan. 20, 2015 /CNW/ - Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, announced today that Dr. Bradley Thompson has been appointed to the Audit Committee, and that the NASDAQ Stock Market ("NASDAQ") has notified the Company it has regained compliance with Listing Rule 5605 to maintain three independent members on the Audit Committee.

On December 15, 2014, Dr. Brian Underdown, a member of the Board of Directors and Audit Committee, resigned from the Aptose Board of Directors in conjunction with the appointment of Dr. Erich Platzer to the Board. This left the Audit Committee with only two independent members until Dr. Bradley Thompson was formally appointed to the committee. As previously reported on January 15, 2015 in the Company's 6K filing with the Securities and Exchange Commission, on January 13, 2015 the Company received, as expected, a notification letter from NASDAQ stating that the Company no longer complied with NASDAQ's audit committee requirements of maintaining committee membership by at least three independent directors as set forth in Listing Rule 5605 due to the resignation of Dr. Brian Underdown,  which was previously reported on December 15, 2014, in its Form 6-K filing with the Securities and Exchange Commission. The NASDAQ letter was issued in accordance with standard NASDAQ procedures.

Consistent with Listing Rule 5605(c)(4), NASDAQ provided the Company a cure period in order to regain compliance as follows:

•	until the earlier of the Company's next annual shareholders' meeting or December 15, 2015; or
•	if the next annual shareholders' meeting is held before June 15, 2015, then the Company must evidence compliance no later than June 15, 2015.

On January 16, 2015 the Company appointed Dr. Bradley Thompson to the Audit Committee and was notified by NASDAQ today that the Company has regained compliance with Listing Rule 5605.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies that address unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for its products. Aptose's lead anticancer agent APTO-253 is under development for AML, MDS and other hematologic malignancies. For further information, please visit www.aptosebiosciences.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Aptose Biosciences Inc.

%CIK: 0000882361

For further information:

Aptose Biosciences
Greg Chow, CFO
416-798-1200
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Aptose Biosciences Inc.

CNW 17:02e 20-JAN-15